SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                           Biovest International, Inc.
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                                (Name of Issuer)


                     Common Stock ($0.001), Preferred Stock
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                         (Title of Class of Securities)


                                   09069L102
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                                 (CUSIP Number)

                              James A. McNulty, CPA
                            5310 Cypress Center Drive
                                    Suite 101
                                 Tampa, FL 33609
                                 (813) 864-2562
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 17, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
______________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.09069L102                     13D


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Accentia, Inc.    04-3639490
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
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               7    SOLE VOTING POWER

  NUMBER OF
                    5,491,852
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          25,891,037
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,491,852
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     25,891,037
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,382,889
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     81%
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14   TYPE OF REPORTING PERSON*

     Corporation
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 - Security and Issuer

     This statement relates to the shares of common stock and shares of preferred stock of Biovest International, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 8500 Evergreen Boulevard, NW, Minneapolis, Minnesota 55433.

Item 2 - Identity and Background

     This statement is being filed by Accentia, Inc., Inc. (hereinafter "Accentia, Inc."), a corporation organized under the laws of the State of Florida. Accentia, Inc.'s principal place of business is located at 5310 Cypress Center Drive, Suite 101, Tampa, Florida 33609. During the last five years Accentia, Inc. has not been, and to the best of its knowledge, none of its directors have been convicted in a criminal proceeding nor has it been a party to a civil proceeding or a judicial administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The name, business address and present position and principal occupation of each executive officer and director of Accentia, Inc. is set forth on Exhibit "A" and is incorporated herein by reference. Each of the persons listed on Exhibit "A" are citizens of the United States.

Item 3 - Source and Amount of Funds or Other Consideration

     The capital stock in the Issuer was purchased pursuant to an agreement that provided for a purchase price of $20,000,000 consisting of $2,500,000 in cash and the balance by promissory notes payable over their term by Accentia, Inc., Inc. The $2,500,000 paid in cash at the closing was obtained by Accentia, Inc. through an existing credit relationship with McKesson Corporation, which was expanded to accommodate this transaction. Accentia, Inc. pledged 5,491,852 shares of the issuer's common stock acquired in the purchased transaction as collateral for said loan.

Item 4 - Purpose of Transaction

     Accentia, Inc. acquired the capital stock of Issuer as a long-term investment. Accentia, Inc. plans to operate the Issuer as a subsidiary. Accentia, Inc. has no plans, nor present interest, to sell or otherwise dispose of any of the shares of capital stock of Issuer so acquired. In the future, however, Accentia, Inc. may, in addition to making investment decisions involving the capital stock of the Issuer which it has purchased, explored from time to time, either separately or with others, a variety of alternatives which may relate to or may result in any of the matters enumerated in clauses (a) through (j) inclusive of Item 4 including, without limitation:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except as installed simultaneously with Accentia, Inc.'s purchase of stock in the issue or in the ordinary course of business;

(e) Any material change in the present capitalization or dividend policy of the Issuer, except as indicated in the subject transaction;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

     However, Accentia, Inc. has no present plan or proposal to implement any of the above-discussed alternatives.

Item 5 - Interest in Securities of the Issuer

     The aggregate number of shares of common stock of the Issuer beneficially owned by Accentia, Inc. is 27,891,037 shares of common stock and 8,021,886 shares of preferred stock which is convertible into 16,043,772 shares of common stock. Accentia, Inc.'s ownership represents approximately 81% of the total outstanding capital stock of the Issuer.

     Accentia, Inc. has the sole voting power over, and the sole right to dispose of, 5,491,852 shares of the Issuer's common stock. With regard to 17,869,151 shares of the Issuer's common stock and 8,021,886 shares (convertible to 16,043,772 shares of common stock) of the Issuer's preferred stock, Accentia, Inc., Inc. has shared voting rights with Christopher Kyriakides, who has shared voting rights under a proxy. In addition to being subject to the proxy, these shares are also held in an escrow, and accordingly, are subject to shared disposition and other remedies should Accentia, Inc. not pay certain promissory notes as required.

     Accentia, Inc. has no plans, arrangements, or agreements for the acquisition or issuance of additional shares of the Issuer's common stock or other securities convertible into equity securities of the Issuer with the exception of an anti-dilution agreement. Under this agreement, Accentia, Inc., Inc. has the right but not the obligation to purchase such additional shares of the issuer's common stock as may be required to maintain 81% ownership should the issuer issue additional shares to any third party.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The securities were acquired pursuant to an Investment Agreement, a copy of which has been filed as an exhibit to Form 8-K. Under the Investment Agreement, Accentia, Inc. and the

Issuer entered into an agreement creating rights in favor of Accentia, Inc. to purchase additional shares in order to maintain its approximately 81% ownership interest in the Issuer. A copy of this agreement has been filed as an exhibit to the Issuer's Form 8-K. Accentia, Inc. executed an investment letter as part of the closing of the Investment Agreement describing its intent to hold the shares of capital stock of the Issuer for investment and not for purposes of disposition. Pursuant to the closing of the Investment Agreement, Accentia, Inc. and the Issuer entered into an Escrow Agreement, a copy of which has been filed as an exhibit to Issuer's Form 8-K. Pursuant to the Escrow Agreement, 17,869,151 shares of the common stock and 8,021,886 shares of the preferred stock are held in escrow until Accentia, Inc. satisfies a promissory note representing a portion of the purchase price. Additionally, pursuant to an amendment to the Investment Agreement and the Escrow Agreement, copies of which have been filed as exhibits to Issuer's Form 8-K, a proxy was entered into by Accentia, Inc. regarding all of the shares held in escrow. The proxy creates shared voting rights between Accentia, Inc. and Christopher Kyriakides, a director of the Issuer, regarding all such shares during the term of the Escrow Agreement.

Item 7 - Material to be Filed as Exhibits

     (a)  List of officers and directors of Accentia, Inc.

     (b) The following documents are incorporated by reference and were filed as exhibits to the Issuer's Form 8-K:
          1)   Investment Agreement
          2)   Amendment to Investment Agreement
          3)   Escrow Agreement
          4) Promissory Note in the amount of $2,500,000 payable to the Issuer by Accentia, Inc.
          5) Promissory in the amount of $15,000,000 payable to the Issuer by Accentia, Inc.

Signature

     After   reasonable   inquiry   and  to  the   best  of  the   undersigned's
understanding, knowledge, and belief, hereby certifies that the information set forth in this statement is true, complete and correct.

Date:     June 3, 2003                               Accentia, Inc.



                                                     James A. McNulty
                                                     Chief Financial Officer



                                                   EXHIBIT "A"



Name                        Business Address                   Position                 Principal Occupation
------------------------------------------------------------------------------------------------------------
Francis E. O'Donnell       709 The Hamptons Lane              CEO / Chairman,                    M.D.
                           Town & Country, MO 63017           Accentia, Inc.

James A. McNulty           4419 W. Sevilla Street             CFO, Accentia, Inc.                C.P.A.
                           Tampa, FL 33629                    Director

Stephen Arikian            151 Beach 147th                    President of Pharmaceutical        M.D.
                           Neponsit, NY 11694                 Services and Operations
                                                              Director

Martin G. Baum             106 Flying Leaf Court              President of Business              Executive
                           Cary, NC 27513                     Development
                                                              Director

Nicholas J. Leb            205 Park York Lane                 Vice-President of Finance          Executive
                           Cary, NC 27519

Dennis Ryll                1029 Speckledwood Manor Court      Director                           M.D.
                           Chesterfield, MO 63017

Christopher Chapman        800 Falls Lake Drive               Director                           M.D.
                           Mitchellville, MD 20721

Samuel Duffey              416 Burns Court                    Director                           Attorney-at-Law
                           Sarasota, Florida 34236

